UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-29472

(Check One) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR For period Ended: March 31, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I. REGISTRANT INFORMATION
PART II. RULE 12b-25 (b) AND (c)
PART III. NARRATIVE
PART IV. OTHER INFORMATION

PART I. REGISTRANT INFORMATION

Full name of registrant:

Amkor Technology, Inc.

Former name, if applicable:

N/A

Address of principal executive office (Street and number):

1900 South Price Road

City, State and Zip Code:

Chandler, AZ 85248

PART II. RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

Prior to March 31, 2005, Amkor Technology, Inc. (“Amkor”) did not exclude from capital expenditures reported in the statement of cash flows, capital expenditures that were unpaid and included in accounts payable at each balance sheet date. Thus capital expenditures were reported in the cash flow statement on an accrual basis rather than on a cash basis. This presentation caused an over/understatement of cash flows from investing activities with an equal over/understatement of cash flows from operating activities. Amkor is currently evaluating the impact of the inclusion of these non-cash amounts in the cash flow statement on its previously reported financial statements as well as management’s assessment of the effectiveness of internal control over financial reporting. In connection with this evaluation, Amkor needs additional time to complete its financial statements for the three months ended March 31, 2005. The ultimate resolution of this matter will not impact Amkor’s previously reported balance sheets; statements of operations including its net income (loss), earnings (loss) per share; stockholders’ equity; or its disclosure of free cash flow. Amkor will file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Kenneth T. Joyce (480) 821-5000

(Name) (Area code) (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

Amkor Technology, Inc.

(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

May 10, 2005	By:	Date:/s/ Kenneth T. Joyce
Kenneth T. Joyce
Chief Financial Officer